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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Gold Reserve Inc.

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

38068N108

(CUSIP Number)

Leonard Chazen

Covington & Burling LLP

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Strongbow Capital, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.0%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Strongbow Capital Management, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.0%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kappa Alpha Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

60,000
8. Shared Voting Power

0
9. Sole Dispositive Power

60,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0.1%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sky Hill Limited None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

75,875
8. Shared Voting Power

0
9. Sole Dispositive Power

75,875
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

75,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0.2%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Raymond A. D. French None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Republic of Ireland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.0%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 38068N108

This Amendment No. 7 to Schedule 13D (the “Schedule 13D”) is filed on April 10, 2007 with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D is filed with respect to the Class A Common Stock no par value (“Common Stock”) of Gold Reserve Inc., a Yukon Territory (Canada) corporation (“Gold Reserve” or the “Company”). The principal offices of Gold Reserve are located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 92201.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a) — (c), (f)

I. Filing Parties.

1. Strongbow Capital, Ltd., (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities, and it is managed by its Board of Directors.

2. Strongbow Capital Management , Ltd., (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Kappa Alpha Ltd. (“Kappa”) is a corporation organized under the laws of the Isle of Man with its principal office and business at International House, Victoria Road, Douglas, Isle of Man IM2 4RB. Kappa is an investment company specializing in undervalued shares.

4. Sky Hill Limited (“Sky Hill”) is a corporation organized under the laws of the Isle of Man with its principal office and business at Ballacoyne, Cammall, Kirk Michael, Isle of Man IM6 1AU.

5. Raymond A. D. French is a citizen of the Republic of Ireland whose address is Bayroc #404 Box CB 13043, Nassau, Bahamas. Mr. French is a company director and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com.

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

CUSIP No. 38068N108

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc #404 Box CB 13043 Nassau Bahamas	Republic of Ireland

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc #404 Box CB 13043 Nassau Bahamas	Republic of Ireland

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Sky Hill has no executive officers. The names, present principal occupations and business addresses of the directors of Sky Hill are set forth below.

Name	Occupation	Address	Citizenship
Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Alys G. C. French	Homemaker	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Kappa has no executive officers. The names, present principal occupations and business addresses of the directors of Kappa are set forth below.

Name	Occupation	Address	Citizenship
Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Elaine Higgins	Company Director	International House Victoria Road Douglas Isle of Man IM2 4RB	United Kingdom

Diane Palmer	Company Director	International House Victoria Road Douglas Isle of Man IM2 4RB	United Kingdom

CUSIP No. 38068N108

Item 2(d). Criminal Proceedings.

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). Civil Securities Law Proceedings.

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the filing parties used working capital to fund their purchases of shares of Common Stock.

Item 4.	Purpose of Transaction

The Filing Parties continue to own a total of 2,153,575 shares, or 5.3%, of the Company’s total outstanding Common Stock1. The Filing Parties acquired the shares of the Company’s Common Stock owned by them for investment purposes. The Filing Parties may in the future take such action with respect to their investment in the Company’s Common Stock as they deem appropriate including, without limitation, purchasing additional shares of the Company’s Common Stock or selling some or all of the shares of the Company’s Common Stock owned by them.

On March 28, 2007, the Company announced that the Venezuelan Ministry of Environment (“MinAmb”) has approved the Brisas Environmental and Social Impact Assessment for the exploitation and processing of gold and copper mineralization. As a result, the MinAmb has issued the permit or authorization for affecting natural resources for the commencement of the construction phase of the Brisas Project. The Company noted that it expects to finance the construction of Brisas with a combination of debt and equity.

The Filing Parties are concerned about the dilution which would result from the equity financing(s) to finance the construction of Brisas. The Filing Parties believe that the Company may have various superior alternatives to these dilutive share issuances that could both better maximize shareholder value and reduce shareholder risk, while also further ensuring the successful development of the Las Brisas mine. Those alternatives could include gold and/or copper loans, forward sales of gold and/or copper, a joint venture with a third party, a strategic investment in the Company by a major mining company at a premium-to-market price or a sale of the company. With projected life-of-mine Cash Operating Costs of US$142/oz2 (including Exploitation Tax) and Total Costs (Cash Operating Costs + Exploitation Tax + Capital Cost (initial and sustaining)) of US$253/oz3, the Filing

[1]	Based on the Company’s total issued shares of 40,331,192 Class A common shares at December 31, 2006.
[2]

Gold Reserve, Inc. press release, “Gold Reserve Announces Improved Brisas Project Economics and Updates Brisas Project 43-101 Report”, dated November 13, 2006. As per the press release, these figures are net of copper credit and exclude sunk costs.

[3]

Gold Reserve, Inc. press release, “Gold Reserve Announces Improved Brisas Project Economics and Updates Brisas Project 43-101 Report”, dated November 13, 2006. As per the press release, these figures are net of copper credit and exclude sunk costs.

Parties believe that the economics of the project could be attractive to a wide range of potential partners, investors and acquirors. Therefore, given that, among the alternatives available to the Company, a sale of the Company may be, or may become, the best alternative available for the shareholders of the Company, it is important that, (1) interested parties have an opportunity to make offers to acquire the Company and (2) that shareholders of the Company have the ability to consider any potential offers.

In this regard, the Filing Parties were pleased with certain of the statements made by A. Douglas Belanger, President of the Company, during a conference call hosted by the Company on April 5, 2007, regarding the procedures that the Company will follow in response to offers to acquire the Company. Mr. Belanger stated that a special committee of independent directors would review any offer to acquire the Company, shareholders of the Company would be informed of any such offer and shareholders would have the opportunity to determine the acceptance or rejection of such offer.

Mr. Belanger subsequently indicated that parties who have requested access to the data room have been required to enter into confidentiality agreements that include stand-stills prohibiting them from making a hostile tender offer for the Company. It is important to keep in mind that a so-called “hostile” tender offer is not hostile as far as shareholders are concerned, particularly if it is an offer to acquire all the company’s shares for cash at a substantial premium above the current market price of the stock. In that case, a hostile tender offer may be very beneficial to shareholders. The Filing Parties are generally opposed to agreements that prevent potential acquirors from making offers directly to shareholders, particularly when, as in this case, the company has a Canadian style poison pill, which gives the board an adequate period of time to generate competing offers. This restriction should be eliminated from the Company’s confidentiality-standstill agreements, unless those agreements guarantee that the Company will implement the commitment Mr. Belanger made in the conference call to: (1) publicly disclose any offer the board or management receives to acquire the Company and (2) put the offer to a shareholder vote even if the offer is not approved by the board.

It is also important to keep in mind that some confidentiality-standstill agreements may restrict acquisition proposals to the board, as well as direct offers to shareholders. This type of standstill agreement may, in effect, require the board to pre-approve an offer before it can be made. Given investors’ reliance on Mr. Belanger’s commitment to put all offers to a shareholder vote, it is essential that the Company refrain from adding provisions to the standstill agreement that interfere with the freedom of the potential buyer to make an offer to the board.

Mr. Belanger mentioned that the standstill agreements would lapse if an offer is made to acquire the Company. This is a desirable provision as long as the agreement does not prevent offers from being made or disadvantage parties that make an offer.

To allay these concerns, the Filing Parties believe that the Company should publicize the form of confidentiality-standstill agreement that it is using so that investors can be assured that it does not discourage or prohibit potential buyers from making offers to acquire the Company, and it guarantees that shareholders will have an opportunity to accept or reject these offers.

Item 5.	Interest in Securities of the Issuer

(a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on April 9, 2007:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[4]
Strongbow	2,017,700	5.0%
SCM	2,017,700	5.0%
Kappa	60,000	0.1%
Sky Hill	75,875	0.2%
Raymond A. D. French	2,017,700	5.0%

[4]	Based on the Company’s total issued shares of 40,331,192 Class A common shares at December 31, 2006.

(b) Strongbow has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

Kappa has sole power to dispose or direct the disposition of 60,000 shares of Common Stock.

Sky Hill has sole power to dispose or direct the disposition of 75,875 shares of Common Stock.

Raymond A. D. French has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

(c) There have been no transactions with respect to Common Stock since the filing of Amendment No. 2 to the Schedule 13D by the Filing Parties.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Under an agreement between SCM and Kappa, SCM is entitled to compensation equal to 20% of the gain realized by Kappa on its investment. Each of the Filing Parties has also agreed to share expenses related to their investment in the Company.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2007

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

SKY HILL LIMITED

By:	/s/ Raymond J. R. French
Raymond J. R. French
Director

KAPPA ALPHA LTD.

By:	/s/ Raymond J. R. French
Raymond J. R. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)